Exhibit 7.10

YPF Sociedad Anónima
Av. R.S. Peña 777
Ciudad de Buenos Aires, Agentina, C1035AAC

February 21, 2008

Repsol YPF, S.A.
Paseo de la Castellana 278
28046 Madrid
Spain

Petersen Energia PTY, Ltd
Level 23, Rialto Towers 525
Collins Street
Melbourne, Australia

Ladies and Gentlemen:

Reference is made to that certain Registration Rights Agreement, dated as of February 21, 2008, among YPF Sociedad Anónima, an Argentine company (“YPF”), Repsol YPF, S.A., a Spanish company (“Repsol”), Petersen Energía S.A., a Spanish special purpose company, and certain other parties named therein (the “Agreement”).  Capitalized terms used herein but not otherwise defined have the respective meanings assigned to them in the Agreement.

Repsol and Petersen Energia PTY Ltd (“Petersen”) hereby agree, without limitation as to time, to indemnify to the fullest extent permitted by law, YPF for any Losses paid by it pursuant to Section 7(a) of the Agreement; provided, however, that (i) Repsol and Petersen shall only indemnify YPF for any such Losses if a court of competent jurisdiction determines, in a final, non-appealable order, that such Losses were not incurred as a result of a material misstatement or omission contained in the Registration Statement or Prospectus; and (ii) Repsol and Petersen shall not indemnify YPF for any such Losses incurred by YPF to the extent YPF makes any payment related to such Losses pursuant to a settlement entered into by YPF before a final, non-appealable, determination of a court of competent jurisdiction; and provided further, that (i) Petersen’s obligations in respect of any Loss required to be indemnified hereunder is limited to 14.9% of the total amounts to be indemnified by Repsol and Petersen with respect to such Loss (the “Petersen Cap”); and (ii) Repsol’s obligations in respect of any Loss required to be indemnified hereunder is limited to 85.1% of the total amounts to be indemnified by Repsol and Petersen with respect to such loss (the “Repsol Cap”).  In the event that Petersen and one or more of its affiliates acquires Option Securities pursuant to any Option Agreement from time to time, the Petersen Cap with respect to any Losses incurred as a result of claims brought against YPF after the date of such increase shall be adjusted upwards to an amount equal to the percentage of total outstanding YPF shares (including for purposes of this calculation any shares represented by ADSs) held by Petersen and its affiliates, and the Repsol Cap shall be adjusted downwards to an amount equal to the percentage of total outstanding YPF shares (including any shares represented by ADSs) held by Repsol (including for purposes of this calculation any shares (including shares represented by ADS) transferred by Repsol after the date hereof to any party other than Option Securities acquired by Petersen and its affiliates).  The Petersen Cap and the Repsol Cap in effect at the time an indemnity claim is made under the Agreement shall apply to any Losses for which Petersen and Repsol indemnify YPF hereunder.

This letter agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Please sign in the space indicated below to acknowledge your agreement with the above.

[Signature pages follow]

Very truly yours,

YPF SOCIEDAD ANÓNIMA

By:
Name:
Title:

Acknowledged and Agreed
as of the date written above:

REPSOL YPF, S.A.

By:
Name:
Title:

PETERSEN ENERGIA PTY LTD

By:
Name:
Title: